Exhibit 14

CODE OF ETHICS

Uroplasty Inc. and Subsidiaries (the Company): Code Of Business and Ethical Conduct (the Code) for the Chief Executive Officer, the Chief Financial Officer, the Controller and All Other Officers of the Company

The Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Controller, and all other officers of the Company hold an important and elevated role in corporate governance. They are uniquely capable and empowered to ensure that stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which these officers are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the public and other stakeholders. Thus, to the best of their knowledge and ability, they must adhere to and advocate the following principles and responsibilities governing their professional and ethical conduct:

They must always promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships.

They must not use their Company position for personal gain such as by soliciting or accepting for personal benefit business opportunities that might otherwise accrue to the benefit of the Company.

They must provide the Securities and Exchange Commission, the public and other constituents with reports, documents and information that is full, fair, accurate, complete, objective, relevant, timely and understandable. They must comply with applicable rules and regulations of federal, state, provincial, local and foreign governments, and other appropriate private and public regulatory agencies.

They must act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.

They must respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of their work is not used for personal advantage.

They should proactively promote ethical behaviour as a responsible partner among peers in their work environment and community.

They must responsibly use and control all assets and resources employed or entrusted to them.

They must promptly report code violations and suspected illegal, unethical or otherwise dishonest activities to the attention of the CEO, COO, CFO and the Audit Committee of the Board of Directors.

They must not engage in transactions of a speculative nature in the Company’s securities, rights, warrants, options (excluding employee incentive plans) or convertible securities.

They must not take any action to fraudulently influence, coerce, manipulate, or mislead any auditor engaged in the performance of an audit for the purpose of rendering the financial statements materially misleading.

Any waiver of this code of ethics may only be made by the Board of Directors.

Definition:

The term “all other officers of the Company” refers to those who are designated by the Board of Directors of the Company, as executive officers.